                                                              STEVEN M. SKOLNICK
                                                              Member of the Firm
                                                                Tel 973 597 2476
                                                                Fax 973 597 2477
                                                        sskolnick@lowenstein.com

December 7, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
100 F Street N.E.
Washington, D.C. 20549

Attn.: Mr. Joseph McCann

RE:      IVIVI TECHNOLOGIES, INC. (THE "COMPANY")
         REVISED PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A
         FILED NOVEMBER 20, 2009
         FILE NO. 001-33088

Dear Mr. McCann:

The following are responses to the letter of comment dated December 2, 2009 from the Staff (the "Staff") of the Securities and Exchange Commission. To assist the Staff's review, the responses are numbered to correspond to the numbered paragraphs in the Staff's letter of comment.

Proxy Statement, page 1
-----------------------

         1. GIVEN YOUR DISCLOSURE ON PAGE 9 THAT THE FAIR VALUE OF SHARES HELD BY INVESTORS WHO EXERCISE APPRAISAL RIGHTS IS DETERMINED AS OF THE DAY BEFORE THE MEETING, PLEASE TELL US WHY YOUR DISCLOSURE ADDED ON PAGE 2 REGARDING SHAREHOLDERS THAT EXERCISE THEIR APPRAISAL RIGHTS ADDRESSES YOUR BELIEF THAT THE SHARES WILL NOT HAVE ANY VALUE FOLLOWING THE TRANSACTION. ALSO WITH A VIEW TOWARD CLARIFIED DISCLOSURE, PLEASE TELL US WHETHER YOU HAVE ANY OBLIGATION TO RETAIN SUFFICIENT ASSETS TO SATISFY CLAIMS OF SHAREHOLDERS WHO EXERCISE APPRAISAL RIGHTS.

The Company has revised the disclosure on pages 2 and 50 in response to the Staff's comment. In addition, the Company does not believe that it has any obligation to separately retain sufficient assets to satisfy claims of shareholders who are successful in an appraisal proceeding.



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U.S. Securities and Exchange Commission
Page No. 2


Opinion of the Company's Financial Advisor, page 27
---------------------------------------------------

         2. WE NOTE YOUR SUBMISSION IN RESPONSE TO PRIOR COMMENT 15. PLEASE CONFIRM THAT YOU HAVE PROVIDED US WITH ALL EXHIBITS AND ATTACHMENTS THAT YOUR FINANCIAL ADVISOR PROVIDED TO THE BOARD.

The Company understands that there are some exhibits listed in the document provided to the Staff that are mislabeled, but it does confirm that it has provided the Staff with all exhibits and attachments that the Company's financial advisor provided to the board.

Financial Analyses, page 28
---------------------------

         3. WE REFER TO YOUR SUBMISSION IN RESPONSE TO PRIOR COMMENT 15. PLEASE TELL US WHERE YOU HAVE DISCLOSED THE SUBSTANCE OF THE FOURTH FULL PARAGRAPH ON PAGE 5, THE THIRD FULL PARAGRAPH ON PAGE 6 AND THE LAST PARAGRAPH ON PAGE 6.

The Company has revised the disclosure on pages 32 and 33 to include the substance of the paragraphs referred to in the Staff's comment.

Interests of Certain Persons in the Sale of the Business, page 21
-----------------------------------------------------------------

         4. WE NOTE YOUR REVISED DISCLOSURE IN RESPONSE TO PRIOR COMMENT 21. PLEASE REVISE TO DISCLOSE MS. CLUBB'S RELATIONSHIP TO AJAX CAPITAL. IN THIS REGARD, WE NOTE YOUR DISCLOSURE ON PAGE 31 OF YOUR AMENDED FORM 10-K, FILED ON JULY 29, 2009.

The Company has revised the disclosure on pages 3 and 22 in response to the Staff's comment.

         5. WE NOTE YOUR REVISED DISCLOSURE ON PAGE 4 IN RESPONSE TO PRIOR COMMENT 9 THAT THROUGH DECEMBER 15, 2009 YOU WILL OWE AN AGGREGATE OF APPROXIMATELY $200,000 FOR PAST SERVICES TO CERTAIN MEMBERS OF YOUR BOARD OF DIRECTORS AND ITS CONSULTANTS. PLEASE REVIEW YOUR DISCLOSURE TO ADDRESS ANY MATERIAL INTERESTS HELD BY EACH MEMBER OF YOUR BOARD OF DIRECTORS. PLEASE REFER TO ITEM 5 OF SCHEDULE 14A.

The Company has revised the disclosure on pages 4 and 32 in response to the Staff's comment.

U.S. Securities and Exchange Commission
Page No. 3


Litigation Related to the Transactions Contemplated Under the Asset Purchase
----------------------------------------------------------------------------
Agreement, Page 44
------------------

         6. PLEASE DISCLOSE THE DATE OF THE LITIGATION. ALSO, PROVIDE US A COPY OF THE COMPLAINT AND ANY ANSWER OR OTHER MATERIAL FILED WITH THE COURT.

The Company has added the date of the litigation to the disclosure contained in the proxy statement regarding the litigation. In addition, a copy of the complaint and other materials filed with the court have been provided on a supplemental basis to the Staff under separate cover.

Proposal No. 3, page 60
-----------------------

         7. PLEASE CLARIFY THE LENGTH OF THE "REASONABLE PERIOD" MENTIONED IN THE FIRST PARAGRAPH.

The Company has revised the disclosure on page 60 in response to the Staff's comment.

         8. WE NOTE YOUR STATEMENTS IN THE THIRD AND FOURTH PARAGRAPHS ON PAGE 60, IN THE LAST TWO PARAGRAPHS ON PAGE 61, IN THE FIRST FULL PARAGRAPH ON PAGE 62, AND IN THE LAST PARAGRAPH ON THIS PROPOSAL THAT APPROVAL OF THE DISSOLUTION ALSO CONSTITUTES APPROVAL OF OTHER EVENTS. IF THOSE EVENTS REQUIRE SHAREHOLDER APPROVAL, PLEASE PRESENT THEM AS SEPARATE PROPOSALS.

The Company respectfully notes that the events referenced in the Staff's comment are mechanical events that are part of the plan of liquidation and do not by themselves require shareholder approval. As a result, the Company does not believe that they need to be presented as separate proposals.

Security Ownership of Certain Beneficial Owners, page 67
--------------------------------------------------------

         9. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 31. PLEASE IDENTIFY THE NATURAL PERSON OR PERSONS WITH VOTING AND/OR DISPOSITIVE POWER OVER THE SHARES HELD IN THE NAME OF EMIGRANT CAPITAL.

The Company has revised the disclosure in response to the Staff's comment.

Prior to the mailing of the definitive proxy statement, the Company will fill in the natural person or persons with voting and/or dispositive power over the shares held in the name of Emigrant Capital.

U.S. Securities and Exchange Commission
Page No. 4


This will confirm that the Company understands that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2476.

Very truly yours,



/s/ Steven Skolnick

cc:      Jeff Marell, Esq.
         Ramy Wahbeh, Esq.
         Ed Hammel